Via Hand Delivery

December 10, 2004

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)

Form S-11

Pre-Effective Amendment No. 5 to Registration Statement No. 333-118873

Filed December 10, 2004

Dear Ms. Kim:

In connection with the filing of the above-captioned pre-effective amendment (the “Amendment”), we set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated December 3, 2004 (the “Comment Letter”), relating to the above referenced registration statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 5 to the Registration Statement (“Registration Statement”) and the prospectus included therein (the “Prospectus”).

Prospectus Summary

1.	We note your response to prior comment 1; however, it appears that you merely deleted the quotation marks. Please refrain from using defined terms. Please revise as necessary to ensure that the meaning of the terms are clear from the context. Refer to Rule 421 of Regulation C.

The Prospectus has been revised at pages 1, 2 and 7 in response the Staff’s comment.

2.	We note your response to Comment 2. We are uncertain why you have deleted references to MHI Hotels Services LLC as your predecessor group. Please revise to restore the references, or advise us why you believe it appropriate not to do so. Furthermore, our previous comment requested a recent brief summary of any significant corporate events including reorganizations, mergers, acquisitions, etc. Additionally, please remove the awards list and the references to the “full-service expertise” and “extensive experience in managing hotel properties” are already discussed on page 3.

The Prospectus has been revised at Page 2 in response to the Staff’s comment. We also note, supplementally, that disclosure with respect to significant corporate events such as mergers, acquisitions and reorganizations, has not been added to the Prospectus Summary as MHI Hotels Services has not engaged in any such activities in the recent past.

As set forth in our revised disclosure on Page 2 of the Prospectus, the Company was organized to succeed to certain assets and operations of MHI Hotels Services LLC, the predecessor entity from a legal standpoint. The reference to MHI Hotels Services LLC as the Company’s “predecessor” was removed from the disclosure in the Prospectus upon filing Pre-effective Amendment No. 4 in response to the accounting comments received by the Staff, in particular, Comment No. 5 issued on November 19, 2004 (former Comment 20).

Based on Comment 5 and the Company’s further consideration of the related accounting literature, the Company identified a different control group for purposes of its accounting presentation in Amendment No. 4. As a result, the accounting predecessor (which we refer to as MHI Hotels Services Group) was changed to comprise of the two entities (Capitol Hotel Associates LP and Savannah Hotel Associates LLC) controlled by members of the Sims family, including Edgar Sims, Jr., Jeanette Sims, Andrew Sims, Kim Sims and Christopher Sims, and the minority interests owned by members of the control group in two other entities (Brownestone Partners LLC and Accord LLC).

The change in the composition of the Company’s accounting predecessor conflicted with the identification of MHI Hotels Services LLC as a member of the predecessor group in the summary section of the Prospectus. Accordingly, the Company deleted references to MHI Hotels Services, LLC as the Company’s predecessor, to avoid potentially misleading disclosure. In response to the Staff’s Comment, however, we have included disclosure on Page 2 of the Prospectus to explain that the Company will succeed to certain assets and operations of MHI Hotels Services, LLC. This revision, by way of explanation, identifies MHI Hotels Services LLC as the Company’s “legal” or “business” predecessor with the absence of confusing labels that could potentially conflict with the identification of the Company’s accounting predecessor, MHI Hotels Services Group.

Environmental Matters

3.	We note your additional disclosure regarding your review of Phase I ESA reports. Please revise your disclosure to state that Phase I ESA reports do not reveal all environmental liabilities. Furthermore, on a supplemental basis tell us why you do not consider the presence of the asbestos-containing materials to pose a material risk. Please revise your disclosure to clarify whether you are referring to financial or legal risks in your disclosure.

The Prospectus has been revised at Page 79 in response to the Staff’s comment. With respect to the requested supplemental information regarding the potential risk arising from the presence of asbestos-containing materials, please be advised that the Company has remediated all exposed asbestos-containing material at the Savannah and Philadelphia properties, and the remaining material is not exposed. Further, there is no friable asbestos present on the properties. The presence of unexposed asbestos-containing materials on the Savannah and Philadelphia properties was not deemed to present a material risk under the guidelines set forth by the EPA, and as concluded by the Phase I Environmental Site Assessments conducted on the properties. In addition, the Company has voluntarily implemented Asbestos Operation and Maintenance Programs on both the Savannah and Philadelphia properties. Based on this, the Company has concluded that the presence of such materials does not pose a material risk.

We have revised the disclosure to specify that the Company believes such risks are immaterial from both a legal and financial point of view.

Underwriting

4.	We note that you have agreed to reimburse BB&T Capital Markets for out-of-pocket expenses incurred in connection with its services relating to the offering. Please revise here and on the prospectus cover page to indicate whether there is a cap in place with respect to these fees.

The Prospectus has been revised at Page 151 in response to the Staff’s Comment. The Company did not include such disclosure on the cover page of the Prospectus as the cover page includes a summary of the agreement to reimburse expenses and a cross reference to the Section in the Prospectus titled “Underwriting,” which provides a complete description of the reimbursement provision for out-of-pocket expenses incurred by BB&T in connection with its services related to the offering.

Exhibits

5.	We note your response to Comment 9; however, we reissue our previous comment. In addition, please supplementally provide the staff with copies of the opinion regarding the validity of the securities and the tax opinion, or file these opinions in your next amendment. We must review these opinions and other exhibits before the registration statement is declared effective and we may have additional comments.

The Company has included all remaining Exhibits, including material exhibits and schedules, in response to the Staff’s Comment, and to previous Comment 9.

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Please call the undersigned at (202) 452-7050 with any questions. We appreciate the efforts of the Staff to expedite review of this filing.

Sincerely,

/s/    Thomas J. Egan, Jr.

Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer

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